August 19, 2009

Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Fushi Copperweld, Inc.
Registration Statement an Form S-3
Filed on: July 6, 2009
File No.: 333-160449

Dear Ms. Long:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on August 11, 2009 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

As per our legal counsel’s discussion with Brigitte Lippmann of the Staff, we have added disclosure regarding Citadel Equity Fund, Ltd. (“CEF”) as a selling stockholder who will be issued 440,529 shares of Common Stock.  The shares are being issued as partial consideration for the repurchase and cancellation by us of certain convertible bonds owned by CEF.  We have included further details on the agreement pursuant to which the shares were issued and incorporated the agreement by reference to the Form 8-K that was filed as of the date hereof.

Once the shares are issued to CEF, which issuance we expect to be imminent, we will file an amendment to the Registration Statement, which will (i) include updated disclosure of the number of shares issued and outstanding, under the “Description of Securities” disclosure , (ii) include a date certain in the first sentence of the Selling Stockholders Table , and (iii) include a signed and dated legal opinion under Exhibit 5.1 regarding the validity of the shares issued under the Resale Prospectus.  In the interest of time, and to help expedite your review, we have included the additional disclosure on CEF and included a form of the Exhibit 5.1 opinion, which opines as to the total 3,440,529 shares being registered for resale and addresses your comment number 7 below, in the Registration Statement filed today.

Cover Page of Registration Statement, Calculation of Registration Fee

1.	Please correct the footnote reference next to the 3,000,000 share number in the “Amount being Registered” column. The correct reference should be footnote (5).

Pamela Long
Securities and Exchange Commission
August 19, 2009

Response: We have corrected the footnote reference on the cover page of the Registration Statement to be footnote (5).  Please note that we have re-numbered the footnotes, and pursuant to Rule 416 we have added a new footnote (6) reference .

Description of the Securities We May Offer, page 4 Capital Stock, page 4

2.
In the first paragraph on page 5, please describe the difference between 30,102,485 shares of common stock being issued and 27,902,485 shares of common stock being “issued and outstanding.” Otherwise, please revise your disclosure to remove any ambiguities.

Response: We have revised this paragraph to reflect that there are 30,102,485 shares of common stock that are issued and outstanding.  We have also included disclosure to explain that solely for accounting purposes, we consider there to be 27,902,485 shares issued and outstanding, because the 2,200,000 share difference reflects shares that are currently being held in escrow and are subject to the possible return and cancellation by the Company.  We have cross-referenced the “Litigation” section which provides further details on the escrow which was set up to ensure our payment of the judgment of amounts owed to Kuhns.  For accounting purposes only, the  escrow shares have been considered issued and not outstanding because these shares are currently in escrow pending the Company’s option to pre-pay the remaining judgment.  In the event that the Company decides to pre-pay the judgment by means other than the sale of the shares by Kuhns, before the due date of January 15, 2010, the shares will be returned to the Company and cancelled.  In accordance with SFAS 128, the outstanding common shares that are contingently returnable (that is, subject to recall) are treated in the same manner as contingently issuable shares.  Contingently issuable shares are considered outstanding for earnings per share based on the assumption that the current status of the condition will remain unchanged until the end of the contingency period.  However, if there is a reasonable probability that a condition may change, shares are excluded from the calculation of earnings per share.  Accordingly, the 2,200,000 shares are currently excluded from the calculation of the Company’s earnings per share as the Company has not yet made the decision as to whether or not to pre-pay the remaining judgment owed to Kuhns with consideration other than the escrow shares before the due date. However, if the Company decides not to pre-pay, the 2,200,000 shares will become issued and outstanding.

Selling  Stockholders, page 23

3.
We note your revised disclosure in response to comment 4 in our letter dated July 29, 2009. In the first sentence of the sixth paragraph, instead of listing Hua-Mei 21st Century, LLC as one of the selling shareholders, you reference Hua-Mei 21st Century Partners, LP twice. Please revise your disclosure to correctly identify all of the selling shareholders.

Pamela Long
Securities and Exchange Commission
August 19, 2009

Response: We have revised the disclosure to correctly identify all of the selling shareholders.

4.
We note your response to comment 5 in our letter dated July 29, 2009. Please disclose the exercise price and expiration date of the different warrant series. Also indicate in the footnotes to the selling stockholder table, whether the shares underlying the warrants refer to the Series A, B or C warrants.

Response: As requested, we have disclosed the exercise price and the expiration date of the different warrant series, as well as indicated the specific series of warrants owned by each selling stockholder in the footnotes.  Please note that except for the exercise price, all of the terms of the Series A, B and C warrants are identical.

Part II — Information Not Required in Prospectus

Item 16. Exhibits

5.	In the Exhibit Index, please correct the date of the Escrow Agreement filed as Exhibit 4.26.

Response: We have corrected the date of the Escrow Agreement filed as Exhibit 4.26.

6.
While in the Exhibit Index the consent of Moore Stephens Wurth Frazer and Torbet is listed as Exhibit 23.2, the consent is actually filed on EDGAR as Exhibit 23.1. Please correct the Exhibit Index to properly reflect the filed exhibits.

Response: We have corrected the consent of Moore Stephens Wurth Frazer, which is filed as Exhibit 23.2.

Exhibit 5.1 — Opinion of Lewis and Roca LLP as to the legality of the securities being registered  under the Resale Prospectus

7.
We note your response to comment 10 in our letter dated July 29, 2009. However, the assumption in clause (g) in the second paragraph on page 1 is too broad. Furthermore, counsel has already assumed in its legality opinion on page 2 that the Warrant Shares will be issued in the manner provided for in the Warrants. Therefore, please delete clause (g).

Response: The assumption in clause (g) of the Lewis and Roca LLP opinion has been deleted in accordance with the Staff’s comment.

Pamela Long
Securities and Exchange Commission
August 19, 2009

Exhibit 5.2 — Opinion of Lewis and Roca LLP as to the legality of the securities being registered  under the Offering Prospectus

8.	Please revise the first paragraph to reflect that the Securities being registered are for a maximum aggregate offering price of $100,000,000.

Response: The first paragraph of the Lewis and Roca LLP opinion has been revised in accordance with the Staff’s comment.

9.
We note that the legal opinion is limited to the laws of the State of Nevada; however, since the indentures and warrant agreements represent contractual obligations governed by the laws of the State of New York, please have counsel revise the legal opinion to also opine on the laws of the State of New York with respect to the debt securities and warrants.

Response: The opinion of Lewis and Roca LLP is limited to the laws of the State of Nevada.  An opinion of Loeb & Loeb LLP as to certain New York law matters with respect to the debt securities and the warrants is attached to the amended filing as Exhibit 5.3.

10.	Counsel can limit reliance with regard to purpose, but not person. Please revise the penultimate paragraph of the opinion accordingly.

Response: The penultimate paragraph of the Lewis and Roca LLP opinion has been revised in accordance with the Staff’s comment.

Sincerely,

/s/ Christopher Wenbing Wang

Christopher Wenbing Wang
Chief Financial Officer